UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Commission file number: 001-16429

ABB Ltd

(Exact name of registrant as specified in its charter)

Switzerland

(Jurisdiction of incorporation or organization)

Affolternstrasse 44

CH-8050 Zurich

Switzerland

(Address of principal executive offices)

Richard A. Brown

Affolternstrasse 44

CH-8050 Zurich

Switzerland

Telephone: +41-43-317-7111

Facsimile: +41-43-317-7992

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction

ABB Ltd is a corporation organized under the laws of Switzerland. In this Form SD and the attached Conflict Minerals Report (included as Exhibit 1.02), “ABB”, the “Company”, “we”, and “our” refer to ABB Ltd and its consolidated subsidiaries. ABB is a foreign private issuer as defined under Rule 405 of Regulation C under the Securities Act of 1933 and Rule 3b-4 under the Securities Exchange Act of 1934. Our shares are currently listed on the SIX Swiss Exchange, the NASDAQ OMX Stockholm Exchange and the New York Stock Exchange (in the form of American Depositary Shares). We are a global leader in power and automation technologies. We are committed to improving the performance and lowering the environmental impact for our industry and utility customers. We provide a broad range of products, systems, solutions and services that are designed to boost industrial productivity, increase power grid reliability, and enhance energy efficiency. Our automation businesses serve a full range of industries with process optimization, control, measurement and protection applications. Our power businesses focus on power transmission, distribution and power plant automation, and support electric, gas and water utilities, as well as industrial and commercial customers.

The functionality of a substantial portion of our global product portfolio relies on the use of direct materials, especially electronic components, which include amounts of tin, tungsten, tantalum or gold (“necessary conflict minerals” or “3TG”). As ABB files reports with the U.S. Securities and Exchange Commission under Section 13(a) of the Securities Exchange Act of 1934, and is a user of necessary conflict minerals to produce its manufactured products, ABB is subject to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (17 CFR Parts 240 and 249b). ABB’s Policy on Conflict Minerals can be found at www.abb.com/conflict-minerals

The content of any Web site referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Each of our five operating divisions develops and sells products which contain 3TG. In 2013, each division generated similar amounts of third-party revenues, with each recording between 18 and 22 percent of the consolidated total. The description of our operating divisions is follows:

•                  Discrete Automation and Motion: manufactures and sells motors, generators, variable speed drives, programmable logic controllers, robots and robotics, solar inverters, wind converters, rectifiers, excitation systems, power quality and protection solutions, electric vehicle fast charging infrastructure, components and subsystems for railways, and related services for a wide range of applications in discrete automation, process industries, transportation and utilities.

•                  Low Voltage Products: manufactures products and systems that provide protection, control and measurement for electrical installations, as well as enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. In addition, the segment manufactures products for wiring and cable management, cable protection systems, power connection and safety. The segment also makes intelligent building control systems for home and building automation.

•                  Process Automation: develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, chemical and pharmaceuticals, and power industries.

•                  Power Products: manufactures and sells high- and medium-voltage switchgear and apparatus, circuit breakers for all current and voltage levels, power and distribution transformers and sensors for electric, gas and water utilities and for industrial and commercial customers.

•                  Power Systems: designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and control products, software and services and incorporating components manufactured by both the Company and by third parties.

Section 1 - Conflict Minerals Disclosures

a.         ABB has concluded that during the 2013 calendar year (excluding conflict minerals that, prior to January 31, 2013, were located outside the supply chain):

i.    based on an analysis of our global product offering, we have manufactured products containing conflict minerals and have determined that the use of these minerals is necessary to the functionality or production of these products.

ii.   based on the “reasonable country of origin inquiry” (RCOI) conducted (see below), we cannot exclude the possibility that a portion of the Company’s necessary conflict minerals may have originated in the Democratic Republic of the Congo (DRC) or an adjoining country1 (collectively the “covered countries”) and may not be from recycled or scrap sources.

b.         Description of RCOI

We are a large and complex organization, operate in approximately 100 countries, and have manufacturing facilities located around the world. We manufacture products in over 300 product lines and have approximately 80,000 direct material suppliers. To identify which of our products contain 3TG, ABB product experts, including representatives from supply chain management, engineering, and research and development, undertook an initial assessment of our product portfolio. Based on the product assessment, only a small portion of our products was determined not to include any 3TG.

To assess whether the necessary conflict minerals in our products originated from the covered countries, we performed a RCOI by surveying our direct suppliers and performing procedures to identify suppliers of products containing 3TG. Due to the extensive list of products we produce which contain 3TG and the high number of suppliers from which we source direct materials, significant time and effort will be required for us to identify and survey all our suppliers. Our RCOI for the 2013 calendar year covered a limited portion of our global operations and involved only a selection of suppliers considered to have a high likelihood of providing necessary conflict minerals to us.

We used internal information from our global supply chain management information systems to select suppliers for the 2013 survey. These systems identify the types of products or services purchased from suppliers using Material Description Framework (MDF) codes. Based on these codes, we stratified the suppliers to identify those who were likely to have provided products or materials which contained 3TG. Suppliers providing only services to ABB or providing products which we believed would not contain any conflict minerals were excluded from the population of suppliers considered for selection in the RCOI. Based on this assessment, we identified over 30,000 suppliers which were likely to have supplied ABB with products containing conflict minerals.

1  The Democratic Republic of the Congo and its adjoining countries (Angola, Burundi, Republic of the Congo, Central African Republic, Rwanda, South Sudan, Republic of Tanzania, Uganda, or Zambia).

Of these suppliers, the 5,200 largest represented approximately 80 percent of the value of products purchased likely of containing 3TG. From this group we selected 300 suppliers, covering each of our divisions, for our initial survey. Subsequently, our divisions identified an additional 154 suppliers to be included in the supplier survey.

We surveyed the selected suppliers using the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition — Global eSustainability Initiative (EICC/GeSI). We received responses from 268 suppliers, representing a response rate of 59 percent. As of May 22, 2014, 64 of these responses have been completed while the remainder were incomplete. The remaining 186 suppliers did not respond to our initial or subsequent inquiries. The majority of our surveyed suppliers who responded to our inquiry indicated that they had not traced or had not been able to trace the origin of their conflict minerals to the original smelter or refiner in the supply chain. Hence, we have been unable to determine the origin of these minerals and cannot exclude the possibility that some of the necessary conflict minerals in our products may have originated in the covered countries and were not from recycled or scrap sources.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report are available on our Web site at www.abb.com/investorrelations under “Financial results and presentations”, “Quarterly results and annual reports”, “2013”, “SEC Filings”.

Section 2 - Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ABB LTD

By:	/s/ ERIC ELZVIK
	Name:	Eric Elzvik
	Title:	Executive Vice President and Chief Financial Officer

By:	/s/ RICHARD A. BROWN
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance

Date: June 2, 2014